UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves the election of CEO

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Rio de Janeiro, April 14, 2022 – Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 04/12/2022, informs that its Board of Directors, in a meeting held today, elected José Mauro Ferreira Coelho to the position of CEO of the company, for a one-year term.

Below is an extract of the new executive's resume.

José Mauro Ferreira Coelho has a degree in Industrial Chemistry from Faculdades Reunidas Professor Nuno Lisboa, a specialization in Materials Science from the National Institute of Technology (INT), a master's degree in Materials Engineering from the Military Institute of Engineering (IME) and a doctorate in Energy Planning from the Energy Planning Program of the Federal University of Rio de Janeiro (UFRJ). After serving as an Artillery Officer in the Brazilian Army from 1983 to 1991, he joined the National Institute of Technology (INT) where he remained until 1992. Between 1993 and 1995, he worked as a researcher in Materials Engineering at the Military Institute of Engineering (IME). Between 1995 and 1996, he participated in the Ibero-American Program of Science and Technology for Development (CYTED). After that, he worked until 2007 as a professor of undergraduate and graduate courses in several public and private universities in subjects related to the oil and natural gas sector, among others. In 2007, he joined the Energy Research Company (EPE), where he remained until 2020, having assumed the positions of Energy Research Analyst, Coordinator of the Oil Refining Sector of the Superintendence of Oil Products and Biofuels, Director´s advisor of the Board of Oil, Gas and Biofuels Studies, Deputy Superintendent of Natural Gas and Biofuels, Deputy Superintendent of Oil, and finally, Director of Oil, Gas and Biofuels Studies. Between 2020 and 2021 he served as Secretary of Petroleum, Natural Gas and Biofuels at the Ministry of Mines and Energy (MME). Since 2020 he has served as Chairman of the Board of Directors of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A (PPSA).

***

The company appreciates the important work done by General Joaquim Silva e Luna, for his leadership, dedication, and contribution at the head of the company's Presidency and as a member of the Board of Directors. His management was marked by the valorization of Petrobras' workforce, with emphasis on the formation of a technical Executive Board composed mostly of the company's staff. During Joaquim Silva e Luna's administration, Petrobras consolidated its financial position, becoming a strong, healthy company so it could play its social role of investing, generating jobs, paying taxes, returning dividends to shareholders, including the Union, and contributing to the country's development. Its management was also guided by the consolidation of its governance and compliance mechanisms.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer